Exhibit 2

Operating and Financial Highlights

	January - September					Third Quarter
	2017	2016	% var		2016	2017	2016	% var		2016
		Pro Forma[1]			Actual		Pro Forma[1]			Actual
Cement volume[2]	3.8	3.9	(2%)		3.8	1.3	1.3	3%		1.3
Net sales	16,561	19,009	(13%)		19,009	5,572	6,290	(11%)		6,290
Gross profit	7,215	9,531	(24%)		9,531	2,323	3,453	(33%)		3,453
as % of net sales	43.6%	50.1%	(6.5	pp)	50.1%	41.7%	54.9%	(13.2	pp)	54.9%
Operating earnings before other expenses, net	1,671	4,373	(62%)		3,813	468	1,659	(72%)		2,876
as % of net sales	10.1%	23.0%	(12.9	pp)	20.1%	8.4%	26.4%	(18.0	pp)	45.7%
Controlling Interest Net Income	688	1,879	(63%)		1,403	202	983	(79%)		1,360
Operating EBITDA	2,627	5,311	(51%)		4,750	803	1,970	(59%)		3,187
as % of net sales	15.9%	27.9%	(12.0	pp)	25.0%	14.4%	31.3%	(16.9	pp)	50.7%
Free cash flow after maintenance capital expenditures	1,502	3,888	(61%)		3,151	675	1,143	(41%)		1,807
Free cash flow	1,061	3,237	(67%)		2,500	470	509	(8%)		1,173
Net debt[3]	13,430	13,811	(3%)		13,811	13,430	13,811	(3%)		13,811
Total debt[3]	15,016	15,409	(3%)		15,409	15,016	15,409	(3%)		15,409
Earnings per share[4]	0.13	0.92	(86%)		0.69	0.04	0.21	(81%)		0.29

In millions of Philippine Pesos, except volumes and earnings per share

[1]	Refer to page 7 for information on pro forma adjustments
[2]	Cement volume is in millions of metric tons. It includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker
[3]	2016 U.S. dollar debt converted using end-of-period exchange rate of PHP 48.50
[4]	In Philippine Pesos

Net sales for the third quarter of 2017 was PHP 5,572 million, a decrease of 11% compared to the third quarter of 2016, reflecting lower cement prices.

Cost of sales as a percentage of net sales increased by 13.2 pp during the third quarter of 2017 compared with the same period last year, from 45.1% to 58.3%, due to higher fuel prices, timing differences in the recognition of annual shutdown expenses, as well as the effect of lower prices. As a percentage of cost of sales, power and fuels accounted for 22% and 24%, respectively.

Operating expenses as a percentage of net sales increased by 4.8 pp during the third quarter of 2017 compared with the same period last year, from 28.5% to 33.3%. Distribution expenses increased 4.1 pp, driven by higher fuel cost and lower utilization of logistics assets. Selling and administrative expenses increased 0.7 pp but declined in absolute terms by PHP 50 million as marketing promotions, and other overhead expenses decreased.

Operating EBITDA, at PHP 803 million during the third quarter of 2017, decreased by 59% year-on-year, mainly resulting from lower prices. Higher fuel and distribution costs, as well as increased maintenance cost also contributed to this decline.

Operating EBITDA margin decreased by 16.9 pp during the third quarter of 2017 versus the same period in 2016, from 31.3% to 14.4%. Lower prices account for ~70% of the margin decrease.

Controlling interest net income was PHP 202 million in the third quarter of 2017 against a pro forma net income of PHP 983 million in 2016, a 79% decline against same period of the prior year.

Total debt at the end of September 2017 stood at PHP 15,016 million, of which PHP 13,942 million pertained to long-term debt owed to BDO Unibank, Inc. Total debt decreased by PHP 20 million during the quarter.

2017 Third Quarter Results	Page 2

Operating Results

Domestic Gray Cement	January - September	Third Quarter	Third Quarter 2017
	2017 vs. 2016	2017 vs. 2016	vs. Second Quarter 2017
Volume	(3%)	2%	4%
Price in USD	(16%)	(19%)	(6%)
Price in PHP	(10%)	(13%)	(5%)

Domestic gray cement volumes increased by 2% during the third quarter of 2017 compared with the same period last year. Sequential activity improved with cement volumes increasing by 4% versus the second quarter.

We estimate that positive demand, supported by a pick-up in infrastructure spending and stability in private sector construction, resulted in mid-single digit growth for the industry year-on-year.

Volumes also grew sequentially despite adverse weather, which affected logistics capabilities.

For the third quarter of 2017, domestic gray cement prices declined by 13% on a year-over-year basis and by 5% on a sequential basis. The decline in prices reflects heightened competitive conditions.

Import volume by traders was observed to have decelerated versus previous quarter.

2017 Third Quarter Results	Page 3

Operating EBITDA, Free Cash Flow and Debt Information

Operating EBITDA and Free Cash Flow

	January - September				Third Quarter
	2017	2016	% var	2016	2017	2016	% var	2016
		Pro Forma[1]		Actual		Pro Forma[1]		Actual
Operating earnings before other expenses, net	1,671	4,373	(62%)	3,813	468	1,659	(72%)	2,876
+ Depreciation and operating	956	938		938	335	311		311

Operating EBITDA	2,627	5,311	(51%)	4,750	803	1,970	(59%)	3,187
- Net financial expenses	667	1,065		930	208	388		442
- Capital expenditures for maintenance	413	193		193	218	121		121
- Change in working Capital	(348)	(684)		(684)	(406)	111		111
- Taxes paid	424	852		852	118	226		465
- Other cash items (Net)	(31)	(3)		310	(9)	(20)		241

Free cash flow after maintenance capital	1,502	3,888	(61%)	3,151	675	1,143	(41%)	1,807
- Strategic Capital expenditures	441	651		651	204	634		634

Free cash flow	1,061	3,237	(67%)	2,500	470	509	(8%)	1,173

In millions of Philippine Pesos, except volumes and percentages

[1]	Refer to page 7 for information on pro forma adjustments

Debt Information

	Third Quarter			Second
				Quarter
	2017	2016 [1]	% var	2017 [1]
Total debt	15,016	15,409	(3%)	15,036
Short term	0%	0%		0%
Long term	100%	100%		100%

Cash and cash equivalents	1,586	1,598	(1%)	1,173

Net debt	13,430	13,811	(3%)	13,863

	Third Quarter
	2017	2016
Currency denomination
U.S. dollar	0%	100%
Philippine peso	100%	0%

Interest rate
Fixed	44%	93%
Variable	56%	7%

In millions of Philippine Pesos, except percentages

[1]	U.S. dollar debt converted using end-of-period exchange rate

2017 Third Quarter Results	Page 4

Financial Results

Income Statement & Balance Sheet Information

CEMEX Holdings Philippines, Inc.

(Thousands of Philippine Pesos in nominal terms, except per share amounts)

	January - September				Third Quarter
	2017	2016	% var	2016	2017	2016	% var	2016
		Pro Forma[1]		Actual		Pro Forma[1]		Actual
INCOME STATEMENT
Net sales	16,561,253	19,008,531	(13%)	19,008,531	5,571,912	6,290,282	(11%)	6,290,282
Cost of sales	(9,346,142)	(9,477,536)	1%	(9,477,536)	(3,249,257)	(2,836,843)	(15%)	(2,836,843)

Gross profit	7,215,111	9,530,995	(24%)	9,530,995	2,322,655	3,453,439	(33%)	3,453,439
Operating expenses	(5,543,998)	(5,157,812)	(7%)	(5,718,380)	(1,854,279)	(1,794,572)	(3%)	(577,893)

Operating earnings before other expenses, net	1,671,113	4,373,183	(62%)	3,812,615	468,376	1,658,867	(72%)	2,875,546
Other income (expenses), net	31,100	2,942	957%	(309,544)	9,320	19,679	(53%)	(241,020)

Operating earnings	1,702,213	4,376,125	(61%)	3,503,071	477,696	1,678,546	(72%)	2,634,526
Financial expenses, net	(667,103)	(1,065,363)	37%	(929,798)	(208,491)	(388,065)	46%	(441,802)
Foreign exchange loss, net	(157,208)	(875,039)	82%	(875,039)	(27,881)	(539,650)	95%	(539,650)

Net income before income taxes	877,902	2,435,723	(64%)	1,698,234	241,324	750,831	(68%)	1,653,074
Income tax	(189,941)	(556,693)	66%	(294,777)	(39,416)	232,364	N/A	(293,264)

Consolidated net income	687,961	1,879,030	(63%)	1,403,457	201,908	983,195	(79%)	1,359,810
Non-controlling Interest Net Income	21	19	11%	19	6	5	20%	5

Controlling Interest Net Income	687,982	1,879,049	(63%)	1,403,476	201,914	983,200	(79%)	1,359,815

Operating EBITDA	2,627,458	5,310,771	(51%)	4,750,203	803,331	1,970,038	(59%)	3,186,718
Earnings per share	0.13	0.92	(86%)	0.69	0.04	0.21	(81%)	0.29

[1]	Refer to page 7 for information on pro forma adjustments

	as of September 30
	2017	2016	% Var
BALANCE SHEET
Total Assets	51,162,429	51,006,618	0%
Cash and Temporary Investments	1,586,345	1,597,701	(1%)
Trade Accounts Receivables	999,675	1,029,637	(3%)
Other Receivables	76,556	241,616	(68%)
Inventories	3,046,854	2,369,551	29%
Other Current Assets	756,107	1,316,368	(43%)
Current Assets	6,465,537	6,554,873	(1%)
Fixed Assets	15,690,808	15,702,412	(0%)
Other Assets	29,006,084	28,749,333	1%

Total Liabilities	21,721,917	22,250,071	(2%)
Current Liabilities	6,030,449	5,901,049	2%
Long-Term Liabilities	14,842,169	15,535,356	(4%)
Other Liabilities	849,299	813,666	4%

Consolidated Stockholders’ Equity	29,440,512	28,756,547	2%
Non-controlling Interest	225	251	(10%)
Stockholders’ Equity Attributable to Controlling Interest	29,440,287	28,756,296	2%

2017 Third Quarter Results	Page 5

Financial Results

Income Statement & Balance Sheet Information

CEMEX Holdings Philippines, Inc.

(Thousands of U.S. Dollars, except per share amounts)

	January - September				Third Quarter
	2017	2016	% var	2016	2017	2016	% var	2016
		Pro Forma[1]		Actual		Pro Forma[1]		Actual
INCOME STATEMENT
Net sales	329,199	403,331	(18%)	403,331	109,651	132,716	(17%)	132,716
Cost of sales	(185,779)	(201,098)	8%	(201,098)	(63,943)	(59,853)	(7%)	(59,853)

Gross profit	143,420	202,233	(29%)	202,233	45,708	72,863	(37%)	72,863
Operating expenses	(110,202)	(109,441)	(1%)	(121,335)	(36,491)	(37,863)	4%	(12,193)

Operating earnings before other expenses, net	33,218	92,792	(64%)	80,898	9,217	35,000	(74%)	60,670
Other income (expenses), net	618	62	897%	(6,568)	183	415	(56%)	(5,085)

Operating earnings	33,836	92,854	(64%)	74,330	9,400	35,415	(73%)	55,585
Financial expenses, net	(13,260)	(22,605)	41%	(19,729)	(4,103)	(8,188)	50%	(9,321)
Foreign exchange loss, net	(3,125)	(18,567)	83%	(18,567)	(549)	(11,386)	95%	(11,386)

Net income before income taxes	17,451	51,682	(66%)	36,034	4,748	15,841	(70%)	34,878
Income tax	(3,776)	(11,812)	68%	(6,255)	(776)	4,903	N/A	(6,187)

Consolidated net income	13,675	39,870	(66%)	29,779	3,972	20,744	(81%)	28,691
Non-controlling Interest Net Income

Controlling Interest Net Income	13,675	39,870	(66%)	29,779	3,972	20,744	(81%)	28,691

Operating EBITDA	52,228	112,686	(54%)	100,792	15,809	41,565	(62%)	67,235

Earnings per share

[1]	Refer to page 7 for information on pro forma adjustments

	as of September 30
	2017	2016	% Var
BALANCE SHEET
Total Assets	1,006,838	1,051,683	(4%)
Cash and Temporary Investments	31,218	32,942	(5%)
Trade Accounts Receivables	19,673	21,230	(7%)
Other Receivables	1,507	4,982	(70%)
Inventories	59,960	48,857	23%
Other Current Assets	14,880	27,142	(45%)
Current Assets	127,238	135,152	(6%)
Fixed Assets	308,783	323,761	(5%)
Other Assets	570,817	592,770	(4%)

Total Liabilities	427,471	458,764	(7%)
Current Liabilities	118,674	121,671	(2%)
Long-Term Liabilities	292,082	320,317	(9%)
Other Liabilities	16,715	16,777	(0%)

Consolidated Stockholders’ Equity	579,367	592,918	(2%)
Non-controlling Interest	4	5	(23%)
Stockholders’ Equity Attributable to Controlling Interest	579,363	592,913	(2%)

2017 Third Quarter Results	Page 6

Definitions of Terms and Disclosures

Methodology for translation, consolidation, and presentation of results

CEMEX Holdings Philippines, Inc. (“CHP”) reports its interim financial statements under Philippine Financial Reporting Standards (“PFRS”). When reference is made in 2017 and 2016 to consolidated interim financial statements, it means CHP financial information together with its subsidiaries.

For the purpose of presenting figures in U.S. dollars, the consolidated balance sheet as of September 30, 2017 has been converted at the end of period exchange rate of 50.82 Philippine pesos per US dollar while the consolidated income statement for the nine-month period ended September 30, 2017 has been converted at the January to July, 2017 average exchange rate of 50.31 Philippine pesos per US dollar. On the other hand, the consolidated income statement for the three-month period ended September 30, 2017 has been converted at the July to September, 2017 average exchange rate of 50.82 Philippine pesos per US dollar.

Pro forma financial information included in the report

For the purpose of the below clarification, the term “Company” refers to CEMEX Holdings Philippines, Inc., “CHP”” refers to the Company and its subsidiaries, and “CEMEX” refers CEMEX, S.A.B. de C.V. and its subsidiaries excluding CHP.

CEMEX Holdings Philippines, Inc. was incorporated on September 17, 2015 for purposes of the initial equity offering concluded on July 18, 2016 (the “IPO”). For accounting purposes, the group reorganization by means of which the Company acquired its consolidated subsidiaries was effective January 1, 2016. Several strategies discussed in the CHP primary offer prospectus (“the Prospectus”) were implemented upon conclusion of the initial equity offering: a) the new royalty scheme was implemented in July 2016 with retroactive effects as of January 1, 2016, and b) the new reinsurance scheme was incorporated prospectively effective August 1, 2016. These strategies are already in full effect in 2017.

Nevertheless and for the convenience of the reader, and in order to present a comprehensive comparative operating information for the nine-month and the three-month periods ended September 30, 2017, CHP continued to use pro forma selected consolidated income statement information for the nine-month and the three-month periods ended September 30, 2016, intended in all cases and to the extent possible, to present the operating performance of CHP on a like-to-like basis under a “normalized” expected ongoing operation; therefore, as if the new royalty scheme and insurance agreements would have been effective from the beginning of 2016.

In addition:

(1) beginning fiscal year of 2017, a change in accounting treatment of the effects from the new reinsurance agreements is adopted recognizing the same as a reduction in operating expenses instead of an increase of revenue (which was the accounting treatment utilized in 2016).

This change in accounting treatment is presented in this report’s Pro Forma consolidated income statement information for the nine-month and the three-month periods ended September 30, 2016. This difference in presentation does not have an effect on the reported Pro Forma operating income, reported Pro Forma Operating EBITDA or reported Pro Forma net income for the nine-month and the three-month periods ended September 30, 2016.

(2) the Pro Forma selected consolidated income statement information for the nine-month and the three-month periods ended September 30, 2016 appearing in this report was prepared by (a) removing interest payments on short-term debt, and (b) annualizing long-term debt.

2017 Third Quarter Results	Page 7

Definition of Terms and Disclosures

Definition of terms

PHP refers to Philippine Pesos.

pp equals percentage points.

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation).

Maintenance capital expenditures investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Strategic capital expenditures investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Change in Working capital in the Free cash flow statements only include trade receivables, trade payables, receivables and payables from and to related parties, other current receivables, inventories, other current assets, and other accounts payable and accrued expense.

Net debt equals total debt minus cash and cash equivalents.

	January - September		Third Quarter		January - September
	2017	2016	2017	2016	2017	2016
	average	average	average	average	End of period	End of period
Philippine peso	50.31	47.13	50.82	47.40	50.82	48.50

Amounts provided in units of local currency per US dollar

2017 Third Quarter Results	Page 8